EXHIBIT 99.1

Valneva Receives EMA’s Positive CHMP Opinion for its Chikungunya Vaccine

  If approved, IXCHIQ® will become the first vaccine available in the EU against the chikungunya virus (CHIKV)
  Decision on EU marketing authorization expected in the third quarter of 2024

Saint Herblain (France), May 31, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has adopted a positive opinion recommending authorization of Valneva’s single-dose vaccine for the prevention of disease caused by the chikungunya virus in individuals 18 years of age and older.

The European Commission (EC) will review the CHMP recommendation, and a decision on the marketing authorization application of IXCHIQ® in the European Union (EU), Norway, Liechtenstein and Iceland is expected in the third quarter of 2024. If approved, it will become the first chikungunya vaccine available in Europe to address this unmet medical need. In accordance with the International Recognition Procedure (IRP)1, Valneva is also preparing a Marketing Authorization Application (MAA) for submission to the UK Medicines and Healthcare products Regulatory Agency (MHRA).

The CHMP opinion follows the November 2023 approval of IXCHIQ® by the US Food and Drug Administration (FDA)2. Two additional marketing authorization applications are currently under review by Health Canada and the Brazilian Health Regulatory Agency (ANVISA) with potential approvals in 2024.

Juan Carlos Jaramillo, M.D., Chief Medical Officer of Valneva, commented, “This positive CHMP opinion marks a crucial milestone toward introducing a preventative solution against chikungunya in the EU. In recent years, climate change has caused the Aedes mosquito, a known carrier of chikungunya and dengue viruses, to spread to areas in Europe that were previously unaffected. It is critical to provide a vaccine solution not only to European travelers going to endemic chikungunya areas, such as South America or Africa, but also to the local European populations experiencing invasive mosquito attacks. The broader we can make this vaccine accessible, the better we will mitigate the burden of this debilitating illness, and we would like to thank our partner, CEPI, for supporting us in this endeavor.”

Dr. Richard Hatchett, Chief Executive Officer of the Coalition for Epidemic Preparedness Innovations (CEPI), commented, “Over one billion people live in areas where Chikungunya is endemic, and recent large outbreaks underline the urgent need for safe and effective vaccines against this debilitating disease. Valneva’s single-dose vaccine is well-suited for use in outbreak response and in low-resource settings, and CEPI’s partnership with Valneva and Instituto Butantan – supported by the EU – will help to make this vaccine accessible to the people most affected by the virus in low- and middle-income countries. Today’s positive opinion from the EMA is an important step towards making the vaccine more widely available.”

The positive CHMP opinion is supported by data from the pivotal Phase 3 study which were published in The Lancet, the world’s leading peer-reviewed medical journal, and showed a 98.9% seroresponse rate at 28 days with a single vaccination. This robust immune response was sustained for 24 months by 97% of participants and was equally durable in younger and older adults3. Earlier this month, Valneva reported further positive pivotal data in adolescents six months after a single vaccination, which are intended to support filing for potential label extension for use in adolescents aged 12 to 17 years4. The data are also expected to support licensure of IXCHIQ® in Brazil, which would be the first potential approval for use in an endemic population.

About Chikungunya
Chikungunya is a mosquito-borne viral disease caused by the chikungunya virus (CHIKV), a Togaviridae virus, transmitted by Aedes mosquitoes. Infection leads to symptomatic disease in up to 97% of humans after four to seven days following the mosquito bite5. While mortality with CHIKV is low, morbidity is high, and the global market for vaccines against chikungunya is estimated to exceed $500 million annually by 20326. Clinical symptoms include acute onset of fever, debilitating joint and muscle pain, headache, nausea, rash and chronic arthralgia. The Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. The high-risk areas of infection for travelers are places where chikungunya virus-carrying mosquitos are endemic, including the Americas, parts of Africa, and Southeast Asia, and the virus has spread to more than 110 countries7. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas8 and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. Before IXCHIQ®, there were no preventive vaccines or effective treatments available and, as such, chikungunya is considered to be a major public health threat.

To make the vaccine more accessible to Low- and Middle-Income Countries (LMIC), Valneva and Instituto Butantan in Brazil signed an agreement in January 2021 for the development, manufacturing and marketing of IXCHIQ®9. The collaboration falls within the framework of the agreement signed between CEPI and Valneva in July 201910, which provides funding of up to $24.6 million with support from the European Union’s Horizon 2020 program. Regulatory review by the Brazilian authority ANVISA is ongoing.

About IXCHIQ®
In the U.S., IXCHIQ® is a live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus (CHIKV) in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. As for all products approved under FDA’s accelerated approval pathway, continued approval for this indication is contingent upon verification and description of clinical benefit in confirmatory studies.
Please click here for full U.S. Prescribing Information for IXCHIQ®.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines as well as certain third-party vaccines leveraging our established commercial infrastructure.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

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1 International Recognition Procedure - GOV.UK (www.gov.uk)
2 Valneva Announces U.S. FDA Approval of World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
3 Valneva Reports Positive 24-Month Antibody Persistence Data for its Single-Shot Chikungunya Vaccine IXCHIQ® - Valneva
4 Valneva Reports Further Positive Pivotal Phase 3 Data in Adolescents for its Single-Shot Chikungunya Vaccine - Valneva
5 Staples, J.E. Hills, S.L. Powers, A.M. "Chikungunya." In CDC Yellow Book 2020: Health Information for International Travel, by Centers for Disease Control and Prevention. New York: Oxford University Press, 2020
6 VacZine Analytics Chikungunya virus vaccines Global demand analysis. February 2020
7 https://www.who.int/news-room/fact-sheets/detail/chikungunya
8 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.
9 Valneva and Instituto Butantan Sign Final Agreement on Single-Shot Chikungunya Vaccine for Low and Middle Income Countries
10 CEPI awards up to $23.4 million to Valneva for late-stage development of a single-dose Chikungunya vaccine